Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve thes example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the r

Please enter inputs in the orange cells

Company name	oco Noir Wine Shop & Bar
Total target loan amount	**$107,000**
Multiple for investors	**2.00**
% of revenues	**4%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$50,000**
Early Bird multiple for investors	**2.50**
Year of disbursal	**2021**
Quarter of disbursal	**Q4**
Grace period quarters	1
Quarter repaid	Q4, 2026
Years to repay	5.25
Non Early Bird loan amount	$57,000
Non Early Bird repayment amount	$114,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$125,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$107,000
Total repayment amount	$239,000

Quarter	Year	Possible revenue	Loan repayments
Q4, 2021	2021	**$185,760**	$0
Q1, 2022	2022	**$195,048**	$7,802
Q2, 2022	2022	**$204,800**	$8,192
Q3, 2022	2022	**$215,040**	$8,602
Q4, 2022	2022	**$225,792**	$9,032
Q1, 2023	2023	**$237,082**	$9,483
Q2, 2023	2023	**$248,936**	$9,957
Q3, 2023	2023	**$261,383**	$10,455
Q4, 2023	2023	**$274,452**	$10,978
Q1, 2024	2024	**$288,175**	$11,527
Q2, 2024	2024	**$302,583**	$12,103
Q3, 2024	2024	**$317,713**	$12,709
Q4, 2024	2024	**$333,598**	$13,344
Q1, 2025	2025	**$350,278**	$14,011
Q2, 2025	2025	**$367,792**	$14,712
Q3, 2025	2025	**$386,182**	$15,447
Q4, 2025	2025	**$405,491**	$16,220
Q1, 2026	2026	**$425,765**	$17,031
Q2, 2026	2026	**$447,054**	$17,882
Q3, 2026	2026	**$469,406**	$18,776
Q4, 2026	2026	**$492,877**	$19,715

se revenue numbers for a number of reasons (for
epayment schedule would be affected.

Cumulative repayments	Outstanding loan amount
$0	$239,000
$7,802	$231,198
$15,994	$223,006
$24,596	$214,404
$33,627	$205,373
$43,111	$195,889
$53,068	$185,932
$63,523	$175,477
$74,501	$164,499
$86,028	$152,972
$98,132	$140,868
$110,840	$128,160
$124,184	$114,816
$138,195	$100,805
$152,907	$86,093
$168,354	$70,646
$184,574	$54,426
$201,604	$37,396
$219,487	$19,513
$238,263	$737
$239,000	$0

Year	Revenue	Loan repayments	Cumulative repayments
2021	$185,760	$0	$0
2022	$840,681	$33,627	$33,627
2023	$1,021,853	$40,874	$74,501
2024	$1,242,069	$49,683	$124,184
2025	$1,509,743	$60,390	$184,574
2026	$1,835,102	$73,404	$239,000



Outstanding loan amount
$239,000
$205,373
$164,499
$114,816
$54,426
$0

